Filed Pursuant to Rule 253(g)(2)

File No. 024-12728

BIO-PATH HOLDINGS, INC.

20,000,000 shares of Common Stock

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Offering Circular Supplement No. 1

Dated August 5, 2026

An Offering Statement (the “Offering Statement”) on Form 1-A pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission (“SEC”). The Offering Statement was Qualified on April 28, 2026.

This Offering Circular Supplement No. 1 covers a change in the offering price of the Common Stock offered from $ $0.03 per share of Common Stock to $0.024 per share of Common Stock. This change affects only the dilution and gross proceeds.

We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the Offering Statement in which such Final Offering Circular was filed may be obtained.